Exhibit 21.01

Subsidiaries of Union First Market Bankshares Corporation

Subsidiary	State of Incorporation
Union Bank and Trust Company	Virginia
First Market Bank	Virginia
Northern Neck State Bank	Virginia
Rappahannock National Bank	Federally Chartered
Union Investment Services, Inc.	Virginia
Union Mortgage Group, Inc.	Virginia
Union Insurance Group, LLC	Virginia
Carmel Church Properties, LLC	Virginia